EXHIBIT 99.1

POET Technologies Reports Second Quarter 2026 Results: Revenue Up 112% Year-Over-Year in Sixth Consecutive Quarter of Sequential Growth

Net loss narrows to ($0.07) per share; quarter-end cash and short-term investments of $796.3 million

TORONTO, Aug. 13, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today reported its unaudited condensed consolidated financial results for the second quarter ended June 30, 2026. Revenue was $569,925, up 13% from the first quarter and 112% from the second quarter of 2025 — the Company’s sixth consecutive quarter of sequential revenue growth. Net loss narrowed to $11.3 million, or ($0.07) per share, from $12.3 million in the first quarter. The Company ended the quarter with $796.3 million in cash and short-term investments following completion of its $400 million financing in May. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR+. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Management Commentary:

“The second quarter showed POET’s transition from development to revenue taking hold: our sixth consecutive quarter of sequential revenue growth, a narrowing net loss, and our optical engine production ramp remaining on schedule for the second half of 2026,” said Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies.

“The $400 million strategic investment we completed in the quarter — priced at a premium to market — fundamentally strengthens POET’s financial position, removes the uncertainty associated with our staying power and enables management to focus entirely on executing our commercial and operational objectives,” continued Dr. Venkatesan. “This amount of capital positions POET to accelerate the expansion of our manufacturing capacity in support of anticipated customer demand, including the commercialization and production ramp associated with our collaboration with Lumilens.”

“The appointment of Dr. Sandeep Kumar as Chief Operating Officer adds the operational and manufacturing leadership required as we scale our global operations,” added Dr. Venkatesan. “Together, our strengthened leadership team, significantly enhanced capital resources and expanding commercial opportunities establish the foundation for the next phase of POET’s growth and positions the Company to deliver long-term value for customers and shareholders.”

Notable Business Highlights Subsequent to Quarter-End

  Received a new purchase order for $2.4 million from an existing customer subsequent to the quarter end.

  Completed an agreement with a Tier 1 laser company to develop an external light source engine, also subsequent to the quarter-end.

  Entered into an exclusive arrangement with a supplier to provide a component that significantly enhances the output power of POET’s hybrid laser, the Blazar™.

Notable Business Highlights During the Second Quarter

  Entered into a supply agreement that establishes a strategic joint development and commercial technology partnership to advance a new class of wafer-level photonic integration for frontier AI infrastructure. The supply agreement between Lumilens and the Company establishes a commercial framework to support the joint development program, and, as part of that framework, Lumilens has placed an initial purchase order with the Company for the manufacturing of POET Optical Interposer-based engines valued at $50 million. This purchase order represents the first phase of a broader supplier relationship that could scale to $500+ million in cumulative purchases from the Company over five years.
  Closed a registered direct offering by issuing 19,047,620 units at a price of $21 per unit for gross proceeds of $400,000,020. The offering was priced at a premium to market. Each unit consisted of one common share and one common share purchase warrant, with each warrant being exercisable at a price of $26.25 until May 18, 2029.
  Appointed Dr. Sandeep Kumar as Chief Operating Officer.

Non-IFRS Financial Summary

The Company reported non-recurring engineering (“NRE”) and product revenue of $569,925 in the second quarter of 2026 compared to $268,469 for the same period in 2025 and $503,389 in the first quarter of 2026. Historically, the Company has provided NRE services to multiple customers for unique projects addressed using the capabilities of the POET Optical Interposer.

The Company reported a net loss of $11.3 million, or ($0.07) per share, in the second quarter of 2026, narrowing from a net loss of $12.3 million, or ($0.08) per share, in the first quarter of 2026 and a net loss of $17.3 million, or ($0.21) per share, for the same period in 2025. The net loss included research and development costs of $5.8 million compared to $3.1 million for the same period in 2025 and $4.5 million in the first quarter of 2026, reflecting the Company’s transition from technology development to product development. Fluctuations in R&D for a Company of this size and this stage of growth are expected on a period-over-period basis.

In the second quarter of 2026, the Company reported a non-cash gain in fair value adjustment to derivative warrant liability of $5.5 million compared to a non-cash loss of $7.6 million during the same period in 2025 and a non-cash gain of $1.6 million in the first quarter of 2026. This non-cash item relates to warrants issued in a foreign currency or warrants that are exercisable into a variable number of shares and are periodically remeasured.

Other non-cash expenses in the second quarter of 2026 included stock-based compensation of $3.8 million and depreciation and amortization of $1.0 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2025 were $1.2 million and $0.8 million, respectively. First quarter 2026 stock-based compensation and depreciation and amortization were $3.5 million and $1.0 million, respectively. The Company had non-cash finance costs of $68,000 in the second quarter of 2026 compared to non-cash finance costs of $31,000 in the second quarter of 2025 and non-cash costs of $47,000 in the first quarter of 2026.

The Company recognized other income, including interest, of $4.3 million in the second quarter of 2026, compared to $533,000 in the same period in 2025 and $4.0 million in the first quarter of 2026.

Cash flow from operating activities in the second quarter of 2026 was ($12.2) million compared to ($7.8) million in the second quarter of 2025 and ($8.8) million in the first quarter of 2026.

Summary of Financial Performance

The following is a summary of the Company’s operations over the five quarters ending June 30, 2026. This information should be read in conjunction with the Company’s financial statements filed on SEDAR+ on August 13, 2026.

POET TECHNOLOGIES INC.

PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS

(All figures are in U.S. Dollars)

For the Quarter ended:	30-Jun-26	31-Mar-26	31-Dec-25	30-Sep-25	30-Jun-25
Revenue	569,925	503,389	341,202	298,434	268,469
Research and development	(5,784,056)	(4,499,556)	(4,621,450)	(3,735,703)	(3,150,044)
Depreciation and amortization	(1,026,953)	(957,700)	(903,513)	(892,704)	(792,814)
Professional fees	(725,691)	(320,430)	(503,449)	(371,413)	(562,583)
Wages and benefits	(2,778,119)	(4,046,941)	(711,536)	(675,306)	(1,042,380)
Stock-based compensation	(3,816,906)	(3,486,766)	(2,235,188)	(1,864,589)	(1,165,482)
General expenses and rent	(456,171)	(1,809,654)	(747,852)	(497,118)	(1,009,778)
Finance advisory fees	(6,172,500)	(3,252,500)	(4,632,236)	(1,816,272)	(1,302,464)
Derivative liability adjustment	5,531,784	1,602,298	(30,689,590)	(2,414,223)	(7,559,991)
Interest expense	(67,894)	(46,517)	(48,906)	(31,429)	(30,925)
Other (income), including interest	4,299,496	3,970,291	2,502,964	989,007	533,308
Unrealized foreign exchange (income) loss	(910,975)	-	(422,128)	1,641,602	(1,448,691)
Net loss	(11,338,060)	(12,344,086)	(42,671,682)	(9,369,714)	(17,263,375)
Net loss per share – Basic and Diluted	(0.07)	(0.08)	(0.32)	(0.11)	(0.21)

Restricted Stock Unit (“RSU”) Grant

On August 11, 2026, the Board of Directors of the Company approved a grant of 2,453,271 RSUs to officers of the Company. The Company used $8.56, being the closing price of the Company’s shares on the NASDAQ on August 10, 2026, to determine the number of RSUs granted. The RSUs will vest 33.33% on the first, second and third anniversaries of the grant. The RSUs were granted subject to provisions of the Company’s 2026 Omnibus Incentive Plan and applicable securities laws.

Outlook

The Company expects to begin shipping substantial numbers of production units for qualification in the remaining quarters of 2026 and will make additional announcements and updates in September, subject to the prevailing confidentiality agreements and the risks described under “Cautionary Note Regarding Forward-Looking Information” below. Also, after careful consideration, with input from the Company’s advisors, the Board of Directors determined that, at the present time, it is not in the best interests of the Company to move forward with redomiciling to the United States.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on our website at www.poet-technologies.com

Media Relations Contact:	Company Contact:
Adrian Brijbassi	Thomas R. Mika, EVP & CFO
Adrian.Brijbassi@poet.tech	tm@poet.tech

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Company's expectations with respect to the timing of its production of devices, those devices passing qualification, the completion of its announced engagements with customers or other third-parties, the reaction of customers and partners to the Company’s product offerings, the success of product development efforts, the expected results of its operations, meeting revenue targets, and the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and the Company being able to advance its overall business objectives. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, inability to deliver on existing purchase orders, changes in production requirements, timing and performance of capital equipment purchases, component supply constraints and other risks that may cause the Company not to achieve its expectations.

For further information concerning these and other risks and uncertainties, refer to the Company's filings on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise the forward-looking information and statements except as required by applicable securities laws.

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